SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

MATERIAL EVENT

1.- SUMMARY OF GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDER MEETING

2.- LIST OF MEMBERS OF THE BOARD OF DIRECTORS, THE SUPERVISORY COMMITTEE AND THE EXTERNAL AUDITOR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: May 18th, 2020	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer

SUMMARY OF BANCO BBVA ARGENTINA S.A. (“BBVA ARGENTINA”) GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING HELD, ON FIRST CALL, ON MAY 15, 2020.

Banco BBVA Argentina S.A.’ President called the Meeting to order at 4 p.m., on May 15, 2020, assumed the chairmanship of the Meeting and stated that it shall be held as a remote meeting in accordance with the Comisión Nacional de Valores (the Argentine Securities and Exchange Commission) General Resolution 830/2020. The President informed the Shareholders that, in compliance with such resolution, the recording of such Meeting was in progress in the form of a digital file, which shall be kept by the Secretary’s Office during 5 years.

Then she informed that if her connection to the Meeting were total o partially interrupted, she will be replaced by the Board of Directors First Vice-president, Mr. Jorge Delfín Luna.

In case of total or partial interruption of the Board of Directors Secretary connection, he will be replaced by Rocío Carreras.

Furthermore, she informed that all the Shareholders have been offered the possibility of appointment of a second proxy en case of interruption of their connection.

In the case of Banco Bilbao Vizcaya Argentaria S.A., BBV América S.L. and Corporación General Financiera S.A. shareholders, they have informed the name of the persons who may act as alternate proxy in case of total or partial interruption of connection to this meeting of the proxy initially connected.

Then, the President asked to the attending Shareholders who were connected that evidence their identity exhibiting the identity documents and indicate the place from which they were connected.

The following Shareholders were identified: (i) Juan Patricio Duggan, DNI 8,007,624 representing Banco Bilbao Vizcaya Argentaria S.A., who expressed that he his location was in the Autonomous City of Buenos Aires; (ii) Gotardo César Pedemonte, DNI 16,454,760, representing BBV América S.L. shareholder, who expressed that his location was in the Autonomous City of Buenos Aires; (iii) Rufino Alfredo Arce, DNI 14,222,855 representing Corporación General Financiera S.A., who expressed that his location was in the Autonomous City of Buenos Aires; (iv) Alan Arntsen, DNI 13,256,430 in the name and on behalf of The Bank of New York Mellon, who expressed that his location was in the Autonomous City of Buenos Aires. Mr. Arntsen informed to the Meeting, that, in accordance with section 9, 11 and 12, Chapter II, Title II of the Rules of the Comisión Nacional de Valores, O.T. 2013, The Bank of New York Mellon acts sole and exclusively as Depository of the ADR Program, under the Deposit Agreement and therefore he will cast the votes in divergent form. Likewise, he informed that pursuant to section 13 of such rules, the Depository has delivered, in the Secretary’s Office, a copy of the registry of voting instructions, (v) Ignacio Alvarez Pizzo, DNI 31,752,364 in the name and on behalf of ANSES FGS (Fund of Sustainability Guarantee), Law 26,425, who expressed that his location he was is in the Autonomous City of Buenos Aires.

As it was previously informed, five shareholders attended the Meeting represented by their proxies, with a holding of 549,891,115 book-entry, ordinary shares of one vote per share and a principal amount of one peso each, which represent a principal amount of Argentine pesos 549,891,115, an attendance of 89,75% of the capital stock of Argentine pesos 612.659.638, for which the quorum required by Sections 243 and 244 of the Argentine Companies Law and by Section 26 of the corporate by-laws has been obtained.

Mario Rafael Biscardi, Alejandro Mosquera y Gonzalo José Vidal Devoto members of the Supervisory Committee participate.

Mr. Félix Ariel Schmutz, Public Accountant, DNI 16,123,616 participates and attends on behalf of Bolsas y Mercados Argentinos S.A. and Rodrigo Zarate, DNI 35,169,432 representing the Comisión Nacional de Valores.

Consequently, having been complied with all of the necessary legal and by-laws aspects, the President declared the General Ordinary and Extraordinary Shareholders Meeting corresponding to the fiscal year 2019 open and the items provided for in the Agenda were considered, the voting of which originated the result informed below:

1°)	Holding of the remote Meeting in accordance with the CNV General Resolution No. 830/2020.

The holding of the remote Meeting through the Webex platform, which complies with the requirements established in the Comisión Nacional de Valores General Resolution No. 830/2020 was approved by majority of attending votes.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 549,771,262

Negative votes: 17,364

Abstentions: 102,489

2°)	Appointment of two shareholders to prepare and sign the Meeting minutes, together with the Chairman of the Meeting.

The majority of attending votes approved the appointment of Banco Bilbao Vizcaya Argentaria S.A. and BBV América S.L. representatives to prepare and sign the minutes together with the Board of Directors First Vice-president, Mr. Jorge Delfín Luna, considering the impossibility that the minutes be signed by the President for residing abroad and the restrictions imposed by the COVID-19 pandemic.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 549,804,160

Negative votes: 4,191

Abstentions: 82,764

3°)

Consideration of the Annual Report, BBVA Report, Financial Statements, Supplementary Information and other Accounting Information, Report of the Supervisory Committee and Auditor Report related to corporate Fiscal Year No. 145, ended on December 31, 2019.

The Annual Report, BBVA Report, Financial Statements, Supplementary Information and other Accounting Information, Report of the Supervisory Committee and Auditor Report related to corporate Fiscal Year No. 145, ended on December 31, 2019 were approved by the majority of votes attending the Meeting.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 546,660,520

Negative votes: 128,391

Abstentions: 3,102,204

4°)	Consideration of the management of the Board of Directors, General Manager and the Supervisory Committee.

The management of the Board of Directors, General Manager and the Supervisory Committee during fiscal year 2019 was approved by the majority of attending votes.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 548,324,605

Negative votes: 142,104

Abstentions: 1,424,406

5°)

Consideration of the results of the corporate Fiscal Year No. 145 ended on December 31, 2019. Treatment of the not-classified results as of December 31, 2019, for the amount of AR$ 31,008,199,765.84. It is proposed to apply: a) AR$ 6,201,639,953.17 to the Legal Reserve; and b) AR$ 24,806,559,812.67 to the voluntary reserve for future distribution of results pursuant the Argentine Central Bank Distribution of Results, Ordered Text.

The following was approved by the majority of the votes attending the Meeting: (i) the result of the fiscal year that amounts to AR$ 31,008,199,765.84; ii) the allocation of AR$ 6,201,639,953.17 to the Legal Reserve and (iii) the use of the amount of AR$ 24,806,559,812.67 to the voluntary reserve for future distribution of results.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 539,302,663

Negative votes: 10,424,913

Abstentions: 163,539

6°)

Partial write-off of the voluntary reserve fund, for future profit distributions, to apply the amount of AR$ 2,500,000,000 to the payment of a cash dividend subject to the prior authorization of the Central Bank of the Argentine Republic. Delegation to the Board of the powers for its implementation and for determination of the date on which it shall be put at disposal of the Shareholders.

The following issues were approved by the majority of the votes attending the Meeting: (i) partially write-off the voluntary reserve, to apply the amount of AR$ 2,500,000,000 on a pro rata basis to the nominal holding of each Shareholder, equivalent to AR$ 4.08056912 per share, to the payment of a cash dividend and (ii) delegate in the Board of Directors the powers through which, once that the suspension of the distribution results until June 30, 2020, has finished, as provided for the Argentine Central Bank Communication “A” 6939 and when the corresponding authorization by the Argentine Central Bank has been obtained, there be determined the date for the implementation of the write-off and the date of payment of the dividend, as well as for the appointments of the authorized individuals for the necessary filings before the corresponding agencies.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 539,349,130

Negative votes: 10,407,459

Abstentions: 134,526

7°)	Consideration of the Board remuneration corresponding to the Fiscal Year No 145, ended on December 31, 2019.

The following issues were approved by the majority of the votes attending the Meeting: (i) the total amount of AR$ 23,078,832.81 as remunerations received by the Directors during fiscal year ended on December 31, 2019 and (ii) authorization to the Board to make advances on account of remuneration, ad referendum of resolutions of the Shareholders Meeting which considers the documentation corresponding to the fiscal year 2020.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 505,894,549

Negative votes: 43,191,048

Abstentions: 805,518

8°)	Consideration of the Supervisory Committee remuneration corresponding to the Fiscal Year No 145, ended on December 31, 2019.

The amount of AR$ 1,724,590 was approved by the majority of the votes attending the Meeting, as remuneration received by the members of the Supervisory Committee, for the fiscal year ended on December 31, 2019.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 547,617,331

Negative votes: 926,076

Abstentions: 1,347,708

9°)

Determination of the number of members of the Board of Directors and appointment of Directors, as appropriate. Authorization for carrying out the proceedings and filings and registration of the adopted resolutions.

The following issues were approved by the majority of votes attending the Meeting: (a) to maintain the composition of the Board of Directors in seven Directors and three Alternate Directors and (b) to certify, in accordance with the favorable recommendation submitted by the Meeting to the Appointment and Remuneration Committee, in its meeting held on February 17, 2020, that the members of the Board of Directors are not to be included in the incapacities provided for in the Financial Entities Law and that they will maintain the conditions of legal capacity, eligibility, competence, expertise in the financial activity and the possibility of operational commitment that were evaluated by the Argentine Central Bank at the moment of issue the corresponding authorization to serve in their respective offices.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 491,128,045

Negative votes: 10,873,992

Abstentions: 47,889,078

Furthermore, the following issues were approved by the majority of votes attending the Meeting:

(a) The re-election of the following Directors, for three fiscal years, until December 31, 2022: Mr. Jorge Delfín Luna, who is a non independent member under both local and foreign rules; Mr. Alfredo Castillo Triguero, who is an independent member, under both local and foreign rules; Mr. Juan Manuel Ballesteros Castellano, who is an independent member, under both local and foreign rules; and Mrs. Adriana María Fernández de Melero who is an independent member, under both local and foreign rules and (b) to authorize any of the Directors of the company, so that, with the greater powers, they may enter into this resolutions as a public deed, and/or carry out any other necessary and/or convenient act to implement and document the resolutions approved by the Meeting before the Comisión Nacional de Valores and they proceed to the registration thereof in the Public Commercial Registry in charge of the Inspección General de Justicia (or the authority in charge of companies registrations).

The counting of votes showed the following figures, as mentioned below:

Positive votes: 491,128,045

Negative votes: 10,873,992

Abstentions: 47,889,078

10°)	Appointment of three Regular Statutory Auditors and three Alternate Statutory Auditors for the current fiscal year Statutory Auditors’ Committee.

The Banco Bilbao Vizcaya Argentaria S.A. shareholder submitted the following proposal to form the Supervisory Committee for the fiscal year 2020:

(i) Regular Statutory Auditors: Mario Rafael Biscardi, Alejandro Mosquera and Gonzalo José Vidal Devoto.

(ii) Alternate Statutory Auditors: Julieta Paula Pariso, Lorena Claudia Yansenson and Daniel Oscar Celentano.

The ANSES FGS shareholder, Law 26,425 proposed to Enrique Alfredo Fila, Public Accountant, (DNI 13,094,253) as Regular Statutory Auditor and to Jorge Roberto Pardo, Public Accountant, (DNI 11,018,727) as Alternate Statutory Auditor, in compliance with Section 114 of Law Nº 24,156, and pursuant to the proposal of Sindicatura General de la Nación (SIGEN – governing body of the internal control system for the national public sector). Likewise, it is informed that the candidates are independent members to hold office in accordance with Sections 12 and 13, Section III, Chapter II of the Comisión Nacional de Valores Rules.

Banco Bilbao Vizcaya Argentaria shareholder proposal was approved by the majority, in accordance with the following figures:

Positive votes: 500,239,576

Negative votes: 43,854,657

Abstentions: 5,796,882

11°)	Compensation of certifying accountant of the Financial Statements for the fiscal year No. 145 ended December 31, 2019.

The majority of votes attending the Meeting approved the remuneration of the certifying accountant for the fiscal year ended on December 31, 2019 for the total amount of AR$ 71,387,037 plus VAT.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 505,146,091

Negative votes: 43,372,266

Abstentions: 1,372,758

12°)	Appointment of the certifying accountant for the financial statements corresponding to fiscal year 2020.

The majority of votes attending the Meeting approved: the appointment as Auditor for the financial statements corresponding to the fiscal year which began on January 1, 2020 and which will end on December 31, 2020 to KPMG, in particular the following partners Mauricio G. Eidelstein, Public Accountant, as Regular External Auditor and the partners, Carlos Fernando Bruno and Marcelo Adrián Castillo, Public Accountants as Alternate External Auditors.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 548,536,072

Negative votes: 501,255

Abstentions: 853,788

13°)	Allocation of the budget to the Audit Committee under the Capital Markets Law No. 26.831 to hire professional advice.

The allocation of a budget of AR$ 1,337,625.21 to the Audit Committee was approved by the majority of votes attending the Meeting.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 548,473,036

Negative votes: 61,227

Abstentions: 1,356,852

Mr. Gonzalo José Vidal Devoto, representing the Supervisory Committee left on records that said Committee has exercised its powers during all the instances of the Meeting and has supervised due compliance with the legal, ruling and bylaws dispositions, with special observance of the minimum safeguards provided for in the Comisión Nacional de Valores General Resolution 830/2020. Without limitation of the foregoing, they have verified that the Shareholders mentioned at the beginning of the Meeting were effectively connected and participated in this video conference, which was held regularly in all aspects.

There being no further issues to be dealt with, this Meeting is adjourned at 4.45 p.m.

BANCO BBVA ARGENTINA S.A.

PURSUANT TO THE MEETING HELD ON MAY 15, 2020, IT IS HEREBY DETAILED THE LIST OF MEMBERS OF THE BOARD OF DIRECTORS, THE SUPERVISORY COMMITTEE AND THE EXTERNAL AUDITOR.

1) Renewal of the offices of members of the Board of Directors.

Director	Expiration Date
Jorge Delfín Luna	December 31, 2022
Adriana María Fernández de Melero	December 31, 2022
Alfredo Castillo Triguero	December 31, 2022
Juan Manuel Ballesteros Castellano	December 31, 2022

2) LIST OF MEMBERS OF THE BOARD OF DIRECTORS

Offices	Directors	Expiration Date
President	María Isabel Goiri Lartitegui (2)	December 31, 2020
First Vice-president	Jorge Delfín Luna (2)	December 31, 2022
Second Vice-president	Alfredo Castillo Triguero (1)	December 31, 2022
Director	Juan Manuel Ballesteros Castellano (1)	December 31, 2022
Director	Gabriel Eugenio Milstein (2)	December 31, 2020
Director	Oscar Miguel Castro (2)	December 31, 2020
Director	Adriana María Fernández de Melero (1)	December 31, 2022
Alternate Director	Gustavo Alberto Mazzolini Casas (2)	December 31, 2021
Alternate Director	Gabriel Alberto Chaufán (2)	December 31, 2021
Alternate Director	Javier Pérez Cardete (1)	December 31, 2021

(1) Independent Director Independiente.
(2) Non-independent Director

3) LIST OF MEMBERS THE SUPERVISORY COMMITTEE

Regular Statutory Auditor	Mario Rafael Biscardi
Regular Statutory Auditor	Alejandro Mosquera
Regular Statutory Auditor	Gonzalo José Vidal Devoto

Alternate Statutory Auditor	Julieta Paula Pariso
Alternate Statutory Auditor	Lorena Claudia Yansenson
Alternate Statutory Auditor	Daniel Oscar Celentano

Expiration of office: December 31, 2020

4) EXTERNAL AUDITOR

KPMG, accounting firm, was appointed as external auditor for the fiscal year ending on December 31, 2020, particularly one of the partners, Mauricio G. Eidelstein, Public Accounts, was appointed as regular external auditor and Carlos Fernando Bruno y Marcelo Adrián Castillo, also partners of the accounting firm and Public Accountant, were appointed as alternate external auditors.